UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

Commission file numbers
001-03344

PLAYTEX APPAREL RETIREMENT SAVINGS PLAN FOR HOURLY PUERTO RICAN EMPLOYEES

(Full title of the plan)

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS PLAYTEX APPAREL RETIREMENT SAVINGS PLAN FOR HOURLY PUERTO RICAN EMPLOYEES JUNE 30, 2002 AND 2001

CONTENTS

Page

REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 3-5

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS) 6

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS) 7

NOTES TO FINANCIAL STATEMENTS 8

SUPPLEMENTAL SCHEDULE

SCHEDULE OF NONEXEMPT TRANSACTIONS 15

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees as of June 30, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits (modified cash basis) of the Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees as of June 30, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated December 18, 2001.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in note B.

ANDERSEN

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended June 30, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit Index for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of **PLAYTEX APPAREL RETIREMENT SAVINGS PLAN FOR HOURLY PUERTO RICAN EMPLOYEES** as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended June 30, 2001, on the basis of accounting described in Note 2.

Arthur Andersen LLP

Chicago, Illinois
December 18, 2001

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
June 30,

	2002	2001
Assets		
Investments (notes B and C)		
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans	$ 1,926,310	$ 2,757,045
Net assets available for benefits	$ 1,926,310	$ 2,757,045

The accompanying notes are an integral part of these statements.

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
Year Ended June 30, 2002

Additions	
Contributions	
Company	$ 35,121
Participants	248,411
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income	135,603
Total additions	419,135
Deductions	
Benefits paid to participants	1,249,870
Net decrease	(830,735)
Net assets available for benefits	
Beginning of year	2,757,045
End of year	$ 1,926,310

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF PLAN - Continued

Investment Options

Participants may direct their total account balance amongst the various investment options currently available in the Plan in 10% increments. Participants may change their investment elections quarterly.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Sara Lee Corporation Common Stock Fund).

Hardship Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value if appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, contributions receivable (including Company and participant) of approximately $51,000 and $48,000, respectively, would have been recorded in the accompanying statements of net assets available for benefits as of June 30, 2002 and 2001.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and certain investments in common/collective trusts (collectively, "Investment Contracts"), quoted market prices are used to value investments in the SLC Investment Trust. Investment Contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying Investment Contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are determined periodically based on each insurance company's applicable rate schedule. The average crediting interest rate of the Investment Contracts for the years ended June 30, 2002 and 2001, was approximately 6% and 6.4%, respectively. The average yield for the Investment Contracts for the year ended June 30, 2002, was approximately 6%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balance within each fund. As of June 30, 2002, the assets of the SLC Investment Trust were held by The Northern Trust Company. As of June 30, 2001, the assets of the SLC Investment Trust were held by State Street Bank and Trust Company.

At June 30, 2002 and 2001, the Plan's interest in the net assets of the SLC Investment Trust was approximately .36% and .50%, respectively. Investment income and administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of June 30, 2002 and 2001, is as follows:

	2002	2001
Investments, at fair value		
Corporate stocks - common	$ 69,517,956	$ 63,127,429
Investment in common/collective trusts	23,236,520	68,259,296
Investment in registered investment companies	273,196,616	260,100,880
Participant loans	12,504,583	12,789,086
Investments, at contract value		
Unallocated Investment Contracts	149,364,962	144,514,912
Total investments	527,820,637	548,791,603
Receivables	2,001,078	1,112,069
Liabilities	(236,391)	(108,201)
Net assets of SLC Investment Trust	$529,585,324	$549,795,471

NOTE C - INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust loss allocated to the participating plans for the year ended June 30, 2002, is as follows:

Interest and dividend income	$ 7,267,063
Net appreciation (depreciation) in fair value of investments	
Corporate stocks - common	8,279,124
Investment in common/collective trusts	21,939,623
Investment in registered investment companies	(46,647,272)
Total investment loss	$ (9,161,462)

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by State Street Bank and Trust Company (from July 1, 2000 through December 31, 2001) and The Northern Trust Company (from January 1, 2002 through June 30, 2002); therefore, these transactions qualify as party in interest. A portion of the Plan's assets (approximately 16%) is invested in Sara Lee Corporation common stock.

NOTE G - NONEXEMPT TRANSACTIONS

During the Plan year, certain employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. On or before January 17, 2003, the Company will reimburse the Plan for interest on the funds borrowed.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2002, to the Form 5500.

Net assets available for benefits per the financial statement	$1,926,310
Amounts due to participants	19,105
Benefits paid per the Form 5500	$1,907,205

The following is a reconciliation of benefits to participants according to the financial statements for the year ended June 30, 2002, to the Form 5500:

Benefits paid per the financial statements	$1,249,870
Amounts allocated to withdrawing participants at	
June 30, 2002	19,105
June 30, 2001	-
Benefits paid per the Form 5500	$1,268,975

Playtex Apparel Retirement Savings Plan
for Hourly Puerto Rican Employees
SCHEDULE OF NONEXEMPT TRANSACTIONS
For the year ended June 30, 2002

Identity of party involved	Relationship to Plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Amount loaned	Interest incurred on loan
Playtex Apparel, Inc.	Plan sponsor	Lending of monies from the Plan to the Company (employee contributions not remitted in a timely manner): Deemed loans dated April 19, 2002 and May 21, 2002; both loans will mature on or before Jaunary 17, 2003, with interest at a 6% annual rate.	$ 37,183	$ 175

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2002

Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: ____________________

Roderick A. Palmore, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

The statement of net assets available for plan benefits as of June 30, 2001 for the Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees was audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein. On March 14, 2002, Sara Lee dismissed Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has informed Sara Lee that Arthur Andersen LLP will no longer be able to issue written consents to the inclusion of its reports in Sara Lee's filings with the Securities and Exchange Commission, and Arthur Andersen LLP has not consented to the inclusion of its report on the financial statements for the fiscal years ended June 30, 2001 contained in this annual report. Rule 437a of the Securities Act of 1933, as amended, permits the inclusion of Arthur Andersen LLP's report on the financial statements contained in this annual report without their consent. Because Arthur Andersen LLP has not consented to the inclusion of its report in this annual report, your ability to recover for claims against Arthur Andersen LLP may be limited. In particular, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

Exhibit No.	Description
23	Consent of Grant Thornton LLP

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Playtex Apparel Retirement Savings Plan for Hourly Puerto Rican Employees' previously filed Registration Statement File No. 33-35760 and No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
December 17, 2002

175 W. Jackson
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International